Amendment to Mizuho Capital Markets LLL Form SBSE-A

Mizuho Capital Markets LLC is amending the following items on its Form SBSE-A

#	Amendment	Note/Description of Amendment
1.	Schedule B Item 13 A	Additional Firm Added (SAP Industries, Inc.)
2.	Schedule B Item 13 A	Submission of forms with description of the nature with respect to the books or records.
3.	Schedule B item 13 B	Submission of forms with descriptions of the execution, trading, custody, clearing or settlement arrangement.
4.	Schedule B Item 14	Submission of form with description of the nature of the control or agreement.

Schedule B of FORM SBSE-A Page 1	Applicant Name: Mizuho Capital Markets LLC Date: 2/16/2022 Applicant NFA No.: 0351572	Official Use	Official Use Only

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [ ] INITIAL   [X] AMENDED detail filing for the Form SBSE-A items checked below:

Section I   *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II   *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [X] Item 13A   [ ] Item 13B   [ ] Item 14   [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name Broadridge Financial Solutions	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) 0001383312	
Business Address (Street, City, State/Country, Zip + 4 Postal Code) 5 Dakota Drive, Suite 300, Lake Success, NY 11042	Effective Date MM DD YYYY 12 03 2003	Termination Date MM DD YYYY / /
Individual Name	CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

Broadridge is used as the back office system for cash transactions. The system represents the books and records.

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III   *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV   *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address (Street, City, State/Country, Zip + 4/Postal Code)		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. (check only one)		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [ ] INITIAL   [X] AMENDED detail filing for the Form SBSE-A items checked below:

Section I   *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II   *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [X] Item 13A   [ ] Item 13B   [ ] Item 14   [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name Ernst & Young	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) CRD# 7059/SEC# 801-3387,8-8177	
Business Address *(Street, City, State/Country, Zip + 4 Postal Code)* One Manhattan West, New York, NY 10001	Effective Date MM DD YYYY 01 01 2002	Termination Date MM DD YYYY / /
Individual Name	CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)*	Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

Ernst & Young is engaged to perform the external audit of the consolidated financial statements and supplemental information of Mizuho Caputal Markets LLC.

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III   *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV   *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address *(Street, City, State/Country, Zip + 4/Postal Code)*		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. *(check only one)*		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Schedule B of FORM SBSE-A Page 1	Applicant Name: Mizuho Capital Markets LLC Date: 2/16/2022 Applicant NFA No.: 0351572	Official Use	Official Use Only

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [ ] INITIAL   [X] AMENDED detail filing for the Form SBSE-A items checked below:

Section I	**Other Business**

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II	**Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings**

(Check one)   [X] Item 13A   [ ] Item 13B   [ ] Item 14   [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name Global Relay Commuications		SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
Business Address *(Street, City, State/Country, Zip + 4 Postal Code)* 2220 Cambie Street, 2nd Floor, Vancouver, BC V6B 2M, Canada		Effective Date MM DD YYYY 01 01 2019	Termination Date MM DD YYYY / /
Individual Name		CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)*		Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

Repository for any electronic communications

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III	**Successions**

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV	**Principals Effecting or Involved in Effecting SBS Business**

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address *(Street, City, State/Country, Zip + 4/Postal Code)*		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. *(check only one)*		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [ ] INITIAL   [X] AMENDED detail filing for the Form SBSE-A items checked below:

Section I   *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II   *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [X] Item 13A   [ ] Item 13B   [ ] Item 14   [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name SAP INDUSTRIES, INC		SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
Business Address *(Street, City, State/Country, Zip + 4 Postal Code)* 3999 West Chester Pike, Newtown Square, PA 19073		Effective Date MM DD YYYY 01 /21 /2022	Termination Date MM DD YYYY / /
Individual Name		CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)*		Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

General Ledger for Mizuho Capital Markets LLC

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III   *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV   *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address *(Street, City, State/Country, Zip + 4/Postal Code)*		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. *(check only one)*		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [ ] INITIAL   [X] AMENDED detail filing for the Form SBSE-A items checked below:

Section I — *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II — *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [ ] Item 13A   [X] Item 13B   [ ] Item 14   [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name Citigroup Global Markets Inc		SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) CRD# 7059/SEC# 801-3387,8-8177	
Business Address *(Street, City, State/Country, Zip + 4 Postal Code)* One New York Plaza, 7th Floor, NY, NY 10004		Effective Date MM DD YYYY 09 /23 /2016	Termination Date MM DD YYYY / /
Individual Name		CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)*		Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

Citigroup Global Markets Inc provides clearing services at CME and ICE for Mizuho Capital Markets LLC

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III — *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV — *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address *(Street, City, State/Country, Zip + 4/Postal Code)*		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. *(check only one)*		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Schedule B of FORM SBSE-A Page 1	Applicant Name: Mizuho Capital Markets LLC Date: 2/16/2022 Applicant NFA No.: 0351572	Official Use	Official Use Only

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [ ] INITIAL   [X] AMENDED detail filing for the Form SBSE-A items checked below:

Section I	**Other Business**

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II	**Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings**

(Check one)   [ ] Item 13A   [X] Item 13B   [ ] Item 14   [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name Mizuho Bank LTD	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) CRD# 7059/SEC# 801-3387,8-8177	
Business Address (Street, City, State/Country, Zip + 4 Postal Code) 2-1 Nihombashi-kabuto-cho, chuo ku, Tokyo, Japan 103-0026	Effective Date MM DD YYYY 04 / 17/ 2003	Termination Date MM DD YYYY / /
Individual Name	CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

Mizuho Bank LTD is the Continuous Linked Settlement (CLS) agent for Mizuho Capital Markets

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III	**Successions**

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV	**Principals Effecting or Involved in Effecting SBS Business**

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address (Street, City, State/Country, Zip + 4/Postal Code)		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. (*check only one*)		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [ ] INITIAL   [X] AMENDED detail filing for the Form SBSE-A items checked below:

Section I   *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II   *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [ ] Item 13A   [x] Item 13B   [ ] Item 14   [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name BNY Mellon	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) CRD# 17454	
Business Address *(Street, City, State/Country, Zip + 4 Postal Code)* 240 Greenwich St, New York, NY 10286	Effective Date MM DD YYYY 07 /26 /2016	Termination Date MM DD YYYY / /
Individual Name	CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)*	Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

BNY Mellon serve as initial margin and bond custodian for Mizuho Capital Markets LLC.

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III   *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV   *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address *(Street, City, State/Country, Zip + 4/Postal Code)*		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. *(check only one)*		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Schedule B of FORM SBSE-A Page 1	Applicant Name: Mizuho Capital Markets LLC Date: 2/16/2022 Applicant NFA No.: 0351572	Official Use	Official Use Only

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [ ] INITIAL   [X] AMENDED detail filing for the Form SBSE-A items checked below:

Section I	*Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II	*Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [ ] Item 13A   [x] Item 13B   [ ] Item 14   [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name LCH Clearnet Limited		SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
Business Address *(Street, City, State/Country, Zip + 4 Postal Code)* 33 Aldgate High St, London, United Kingdom EC3N 1EA		Effective Date MM DD YYYY 07 01 2010	Termination Date MM DD YYYY / /
Individual Name		CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)*		Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

.Mizuho Capital Markets is a clearning member at LCH Clearnet Limited.

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III	*Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV	*Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address *(Street, City, State/Country, Zip + 4/Postal Code)*		
	This entity [ ] <u>effects</u [ ] <u>is involved in effecting</u> security based swaps on behalf of the applicant. *(check only one)*		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [ ] INITIAL   [X] AMENDED detail filing for the Form SBSE-A items checked below:

Section I   *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II   *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [ ] Item 13A   [x] Item 13B   [ ] Item 14   [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name Mizuho Bank, Ltd		SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
Business Address (Street, City, State/Country, Zip + 4 Postal Code) 2-1 Nihombashi-kabuto-cho, chuo ku, Tokyo, Japan 103-0026		Effective Date MM DD YYYY 04 08 2013	Termination Date MM DD YYYY / /
Individual Name		CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)		Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

Mizuho Bank, Ltd acts as Mizuho Capital Markets' clearing broker for the Japan Securities Clearing Corporation .

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III   *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV   *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address (Street, City, State/Country, Zip + 4/Postal Code)		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. (check only one)		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Schedule B of FORM SBSE-A Page 1	Applicant Name: Mizuho Capital Markets LLC Date: 2/16/2022 Applicant NFA No.: 0351572	Official Use	Official Use Only

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [ ] INITIAL   [X] AMENDED detail filing for the Form SBSE-A items checked below:

Section I	***Other Business***

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II	***Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings***

(Check one)   [ ] Item 13A   [x] Item 13B   [ ] Item 14   [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name Mizuho Bank, Ltd		SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	
Business Address *(Street, City, State/Country, Zip + 4 Postal Code)* 2-1 Nihombashi-kabuto-cho, chuo ku, Tokyo, Japan 103-0026		Effective Date MM DD YYYY 04 08 2013	Termination Date MM DD YYYY / /
Individual Name		CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)*		Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

Mizuho Bank, Ltd acts as Mizuho Capital Markets' clearing broker for the Japan Securities Clearing Corporation .

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III	***Successions***

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV	***Principals Effecting or Involved in Effecting SBS Business***

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address *(Street, City, State/Country, Zip + 4/Postal Code)*		
	This entity [ ] <u>effects</u> [ ] <u>is involved in effecting</u> security based swaps on behalf of the applicant. *(check only one)*		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [ ] INITIAL   [X] AMENDED detail filing for the Form SBSE-A items checked below:

Section I	*Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

UIC (if any), or other Unique Identification Number(s):	Assigning Regulator(s)/Entity(s):

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II	*Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [ ] Item 13A   [x] Item 13B   [ ] Item 14   [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name Morgan Stanley & Co LLC	SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) CRD# 8209/SEC# 8-15869	
Business Address *(Street, City, State/Country, Zip + 4 Postal Code)* One New York Plaza, 7th Floor, NY, NY 10004	Effective Date MM DD YYYY 02 / 07/2018	Termination Date MM DD YYYY / /
Individual Name	CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)*	Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

Morgan Stanley & Co provide clearing services for ICE Clearing for Mizuho Capital Markets LLC

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III	*Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor

SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV	*Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address *(Street, City, State/Country, Zip + 4/Postal Code)*		
	This entity [ ] <u>effects</u> [ ] <u>is involved in effecting</u> security based swaps on behalf of the applicant. *(check only one)*		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant:

Use this Schedule B to report details for items listed below. Report only new information or changes/updates to previously submitted details. Do not repeat previously submitted information.

This is an [ ] INITIAL   [X] AMENDED detail filing for the Form SBSE-A items checked below:

Section I   *Other Business*

Item 11: Does *applicant* engage in any other non-securities, *financial services industry-related* business?

| UIC (if any), or other Unique Identification Number(s): | Assigning Regulator(s)/Entity(s): |

Briefly describe any other *financial services industry-related*, non-securities business in which the applicant is engaged:

Section II   *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

(Check one)   [ ] Item 13A   [ ] Item 13B   [X] Item 14   [ ] Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name Mizuho Securities USA LLC		SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any) CRD# 19647/SEC#: 8-37710	
Business Address *(Street, City, State/Country, Zip + 4 Postal Code)* 1271 Avenue of the Americas, New York, NY 10020		Effective Date MM DD YYYY 09 / 30/ 2017	Termination Date MM DD YYYY / /
Individual Name		CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) *(Street, City, State/Country, Zip + 4 Postal Code)*		Effective Date MM DD YYYY / /	Termination Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

Mizuho Securities USA LLC is the manager of Mizuho Capital Markets LLC.

For ITEM 14 ONLY - If the control person is an individual not presently registered through CRD or IARD, describe prior *investment-related* experience (e.g., for each prior position - employer, job title, and dates of service).

Section III   *Successions*

Item 16: Is the *applicant* at the time of this filing *succeeding* to the business of a currently registered SBS Entity?

Date of Succession MM DD YYYY / /	Name of Predecessor
SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)	IRS Employer Number (if any)

Briefly describe details of the succession including any assets or liabilities not assumed by the successor. Use reverse side of this sheet for additional comments if necessary.

Section IV   *Principals Effecting or Involved in Effecting SBS Business*

Item 19: Does any principal not identified in Item 18 and Schedule A effect, or is any principal not identified in Item 15 and Schedule A involved in effecting security-based swaps on behalf of the applicant, or will such principals effect or be involved in effecting such business on the applicant's behalf?

For each Principal identified in Section IV, complete Schedule D of the Form SBSE-A and the relevant DRP pages.

1.	Name of Principal	Type of Entity (Corp, Partnership, LLC, etc.)	SEC File No., CRD, NFA, IARD, CIK Number, UIC (if any), and/or Tax Identification Number
	Business Address *(Street, City, State/Country, Zip + 4/Postal Code)*		
	This entity [ ] effects [ ] is involved in effecting security based swaps on behalf of the applicant. *(check only one)*		

Briefly describe the details of the principal's activities relating to its effecting or involvement in effecting security-based swap transactions on behalf of the applicant: